SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

BANK OF AMERICA CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Depositary shares representing fractional interests in:
Floating Rate Non-Cumulative Preferred Stock, Series E	060505815
Floating Rate Non-Cumulative Preferred Stock, Series 5	060505583
Floating Rate Non-Cumulative Preferred Stock, Series 1	060505633
Floating Rate Non-Cumulative Preferred Stock, Series 2	060505625
6.375% Non-Cumulative Preferred Stock, Series 3	060505617
6.625% Non-Cumulative Preferred Stock, Series I	060505740
7.25% Non-Cumulative Preferred Stock, Series J	060505724
8.20% Non-Cumulative Preferred Stock, Series H	060505765
8.625% Non-Cumulative Preferred Stock, Series 8	060505559
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Edward P. O’Keefe

Acting General Counsel

Bank of America Corporation

100 North Tryon Street

Charlotte, North Carolina 28255

(704) 386-5681

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a Copy to:

Boyd C. Campbell, Jr., Esq.

Richard W. Viola, Esq.

McGuireWoods LLP

201 N. Tryon Street

Charlotte, NC 28202

(704) 343-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,536,150,800.00	$420,517.21

*

Calculated solely for purposes of calculating the filing fee. The amount is calculated by adding the sum of: (1) the product of (a) $10.06, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series E (“Series E Depositary Shares”) reported by the New York Stock Exchange (“NYSE”) on May 26, 2009, and (b) 81,000,000 Series E Depositary Shares, (2) the product of (a) $9.99, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series 5 (“Series 5 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 60,000,000 Series 5 Depositary Shares, (3) the product of (a) $8.68, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series 1 (“Series 1 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 25,200,000 Series 1 Depositary Shares, (4) the product of (a) $8.88, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series 2 (“Series 2 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 44,400,000 Series 2 Depositary Shares, (5) the product of (a) $13.82, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s 6.375% Non-Cumulative Preferred Stock, Series 3 (“Series 3 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 32,400,000 Series 3 Depositary Shares, (6) the product of (a) $14.93, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s 6.625% Non-Cumulative Preferred Stock, Series I (“Series I Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 22,000,000 Series I Depositary Shares, (7) the product of (a) $16.46, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s 7.25% Non-Cumulative Preferred Stock, Series J (“Series J

Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 41,400,000 Series J Depositary Shares, (8) the product of (a) $17.97, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s 8.20% Non-Cumulative Preferred Stock, Series H (“Series H Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 117,000,000 Series H Depositary Shares, and (9) the product of (a) $18.24, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s 8.625% Non-Cumulative Preferred Stock, Series 8 (“Series 8 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 106,920,000 Series 8 Depositary Shares. The number of depositary shares for each series listed above represents the maximum number of depositary shares of such series that are subject to the exchange offer to which this Schedule TO relates.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Bank of America Corporation (the “Company”), a corporation existing under the laws of Delaware, and relates to the Company’s offer to exchange up to 200,000,000 newly-issued shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) for outstanding depositary shares (the “Depositary Shares”), representing fractional interests in shares of the series of preferred stock (the “Preferred Stock”) listed below, made on the terms and subject to the conditions set forth in the Offer to Exchange and the related Letter of Transmittal (which together constitute the “Exchange Offer”), which are filed as exhibits to this Schedule TO. The series of the Company’s Preferred Stock in which the Depositary Shares represent fractional interests and which are subject to the Exchange Offer are: Floating Rate Non-Cumulative Preferred Stock, Series E (the “Series E Preferred Stock”); Floating Rate Non-Cumulative Preferred Stock, Series 5 (the “Series 5 Preferred Stock”); Floating Rate Non-Cumulative Preferred Stock, Series 1 (the “Series 1 Preferred Stock”); Floating Rate Non-Cumulative Preferred Stock, Series 2 (the “Series 2 Preferred Stock”); 6.325% Non-Cumulative Preferred Stock, Series 3 (the “Series 3 Preferred Stock”); 6.625% Non-Cumulative Preferred Stock, Series I (the “Series I Preferred Stock”); 7.25% Non-Cumulative Preferred Stock, Series J (the “Series J Preferred Stock”); 8.20% Non-Cumulative Preferred Stock, Series H (the “Series H Preferred Stock”); and 8.625% Non-Cumulative Preferred Stock, Series 8 (the “Series 8 Preferred Stock”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Offer is being made by the Company in reliance on an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

Information set forth in the Offer to Exchange is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Exchange in the section entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Bank of America Corporation. The address of the Company’s principal executive offices is: Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255, and the Company’s telephone number is: (704) 386-5681.

(b) Securities. The information set forth in the Offer to Exchange on the cover page thereto and in the section entitled “Market Price and Dividend Information” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange in the section entitled “Market Price and Dividend Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The filing person is the Company. The address of the Company’s principal executive offices is: Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255, and the Company’s telephone number is: (704) 386-5681. The information set forth in the Offer to Exchange in Annex A thereto is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange on the cover page and in the sections entitled “The Exchange Offer,” “Comparison of Rights Between the Preferred Stock and the Common Stock,” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. To the Company’s knowledge, no securities are to be purchased from any officer, director or affiliate of the Company, except to the extent that an officer, director or affiliate of the Company is a holder of any of the Depositary Shares, as set forth in the information in Item 8 below, and elects to participate in the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange in the section entitled “Summary—Recent Developments” and “Description of Preferred Stock” is incorporated herein by reference.

The Company is a party to the following deposit agreements with respect to the respective Depositary Shares relating to the Series E Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, and the Series H Preferred Stock (which agreements are filed as exhibits to this Schedule TO):

•

Deposit Agreement, dated as of October 30, 2006, by and among the Company, Computershare Shareholder Services, Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series E Preferred Stock);

•

Deposit Agreement, dated as of September 20, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series I Preferred Stock);

•

Deposit Agreement, dated as of November 14, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series J Preferred Stock); and

•

Deposit Agreement, dated as of May 20, 2008, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series H Preferred Stock).

In addition, pursuant to an Assignment, Assumption and Amendment Agreement by and among the Company, Merrill Lynch & Co., Inc. (“Merrill Lynch”), and the Bank of New York Mellon Corporation, as Depositary, dated December 31, 2008, which agreement is filed as an exhibit to this Schedule TO, the Company assumed the obligations of Merrill Lynch under various deposit agreements related to the respective Depositary Shares relating to the Series 5 Preferred Stock, the Series 1 Preferred Stock, the Series 2 Preferred Stock, the Series 3 Preferred Stock, and the Series 8 Preferred Stock. Accordingly, the Company is a party to the following deposit agreements (which agreements are filed as exhibits to this Schedule TO):

•

Deposit Agreement, dated as of March 20, 2007, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 5 Preferred Stock);

•

Deposit Agreement, dated as of November 1, 2004, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 1 Preferred Stock);

•

Deposit Agreement, dated as of March 14, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 2 Preferred Stock);

•

Deposit Agreement, dated as of November 17, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 3 Preferred Stock); and

•

Deposit Agreement, dated as of April 29, 2008, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York) and the Holders from Time to Time of Depositary Receipts (relating to the Series 8 Preferred Stock).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange in the section entitled “Use of Proceeds” is incorporated herein by reference.

(c) Plans. Except as set forth in the Offer to Exchange in the sections entitled “Summary,” “Risk Factors,” and “The Exchange Offer,” which information is incorporated herein by reference, as of the date hereof, the Company has no plans, proposals or negotiations that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company;

(4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in the corporate structure or business of the Company;

(6) any class of equity securities of the Company, to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8) the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

(10) any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange in the section entitled “The Exchange Offer—Consideration—Source of Consideration” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. Other than as set forth in the Offer to Exchange in the section entitled “Interests in the Depositary Shares,” which information is incorporated herein by reference, none of the Company, nor to the knowledge of the Company after making reasonable inquiry, any of the executive officers or directors of the Company, or any “associate” or majority-owned subsidiary of any such person, has any beneficial interest in the Depositary Shares. The term “associate” is defined under Rule 12b-2 under the Exchange Act.

(b) Securities Transactions. Other than as set forth in the Offer to Exchange in the section entitled “Interests in the Depositary Shares,” which information is incorporated herein by reference, during the 60 days preceding the date hereof, none of the Company, nor to the knowledge of the Company after making reasonable inquiry, any of the executive officers or directors of the Company, any “associate” or majority-owned subsidiary of the Company, or any executive officer or director of the Company’s subsidiaries, has engaged in any transactions in the Depositary Shares.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offer—Financial Advisor” and “The Exchange Offer—Solicitation” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange in the sections entitled “Selected Consolidated Historical Financial Data of Bank of America” and “Where You Can Find More Information,” in the Company’s annual report on Form 10-K for the year ended December 31, 2008 under the caption “Item 8. Financial Statements and Supplementary Data,” and in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2009 under the caption “Item 1. Financial Statements” is incorporated herein by reference. The Company’s filings are available over the Internet at the Securities and Exchange Commission’s (the “SEC”) website, www.sec.gov. The reports and other information the Company files with the SEC also are available at the Company’s website, www.bankofamerica.com.

(b) Pro Forma Information. The information set forth in the Offer to Exchange in the sections entitled “Capitalization” and “Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange in the sections entitled “Risk Factors,” “The Exchange Offer,” and “Certain Securities Laws Considerations” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)(i)	Offer to Exchange, dated May 28, 2009.
(a)(1)(A)(ii)	Letter of Transmittal
(a)(1)(B)	Form of Letter to The Depository Trust Company Participants
(a)(1)(C)	Form of Letter to Clients
(a)(1)(D)	Press Release issued on May 28, 2009.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	Deposit Agreement, dated as of October 30, 2006, by and among the Company, Computershare Shareholder Services, Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series E Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2006)
(d)(2)	Deposit Agreement, dated as of September 20, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series I Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on September 26, 2007).
(d)(3)	Deposit Agreement, dated as of November 14, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series J Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on November 20, 2007).
(d)(4)	Deposit Agreement, dated as of May 20, 2008, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series H Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on May 23, 2008).
(d)(5)	Assignment, Assumption and Amendment Agreement by and among the Company, Merrill Lynch, and the Bank of New York Mellon Corporation, as Depositary, dated December 31, 2008 (incorporated herein by reference to Exhibit 4.25 of the Company’s registration statement on Form 8-A filed with the SEC on January 2, 2009).
(d)(6)	Deposit Agreement, dated as of March 20, 2007, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 5 Preferred Stock) (incorporated by reference to Exhibit 4(m) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).
(d)(7)	Deposit Agreement, dated as of November 1, 2004, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 1 Preferred Stock) (incorporated by reference to Exhibit 4(i) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).
(d)(8)	Deposit Agreement, dated as of March 14, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 2 Preferred Stock) (incorporated by reference to Exhibit 4(j) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).

(d)(9)	Deposit Agreement, dated as of November 17, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 3 Preferred Stock) (incorporated by reference to Exhibit 4(k) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).
(d)(10)

Deposit Agreement, dated as of April 29, 2008, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York) and the Holders from Time to Time of Depositary Receipts (relating to the Series 8 Preferred Stock) (incorporated by reference to Exhibit 4(p) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).

(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION
By:	/s/ Joe L. Price
Joe L. Price
Chief Financial Officer

Dated: May 28, 2009.

EXHIBIT INDEX

(a)(1)(A)(i)	Offer to Exchange, dated May 28, 2009.
(a)(1)(A)(ii)	Letter of Transmittal.
(a)(1)(B)	Form of Letter to The Depository Trust Company Participants
(a)(1)(C)	Form of Letter to Clients
(a)(1)(D)	Press Release issued on May 28, 2009.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	Deposit Agreement, dated as of October 30, 2006, by and among the Company, Computershare Shareholder Services, Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series E Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on November 6, 2006)
(d)(2)	Deposit Agreement, dated as of September 20, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series I Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on September 26, 2007).
(d)(3)	Deposit Agreement, dated as of November 14, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series J Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on November 20, 2007).
(d)(4)	Deposit Agreement, dated as of May 20, 2008, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series H Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on May 23, 2008).
(d)(5)	Assignment, Assumption and Amendment Agreement by and among the Company, Merrill Lynch, and the Bank of New York Mellon Corporation, as Depositary, dated December 31, 2008 (incorporated herein by reference to Exhibit 4.25 of the Company’s registration statement on Form 8-A filed with the SEC on January 2, 2009).
(d)(6)	Deposit Agreement, dated as of March 20, 2007, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 5 Preferred Stock) (incorporated by reference to Exhibit 4(m) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).
(d)(7)	Deposit Agreement, dated as of November 1, 2004, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 1 Preferred Stock) (incorporated by reference to Exhibit 4(i) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).

i

(d)(8)	Deposit Agreement, dated as of March 14, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 2 Preferred Stock) (incorporated by reference to Exhibit 4(j) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).
(d)(9)	Deposit Agreement, dated as of November 17, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 3 Preferred Stock) (incorporated by reference to Exhibit 4(k) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).
(d)(10)

Deposit Agreement, dated as of April 29, 2008, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York) and the Holders from Time to Time of Depositary Receipts (relating to the Series 8 Preferred Stock) (incorporated by reference to Exhibit 4(p) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).

(g)	Not applicable.
(h)	Not applicable.

ii